Exhibit 99.15

BSR REAL ESTATE INVESTMENT TRUST

Condensed consolidated interim financial statements (In U.S. dollars)

For the three months ended March 31, 2025 and March 31, 2024

(Unaudited)

BSR REAL ESTATE INVESTMENT TRUST

Condensed Consolidated Interim Statements of Financial Position (Unaudited)

In thousands of U.S. dollars
		March 31,	December 31,
	Note	2025	2024
Assets
Non-current assets
Investment properties	8	$1,162,521	$1,746,650
Right-of-use asset	17	—	33
Interest rate derivatives	19(d)	3,188	5,706
Prepayment embedded derivatives	19(e)	641	657
		1,166,350	1,753,046
Current assets
Cash and cash equivalents		84,248	8,726
Restricted cash	5	4,550	6,339
Resident and other receivables, net	6	4,914	5,386
Note receivable		5,227	5,227
Prepaid expenses and other assets	7	1,958	3,859
Investment properties held for sale	8, 25	431,500	—
Total assets		$1,698,747	$1,782,583

Liabilities and Unitholders' Equity
Non-current liabilities
Loans and borrowings	10	$692,396	$737,572
Interest rate derivatives	19(d)	1,489	363
		693,885	737,935
Current liabilities
Accounts payable and other liabilities	9	27,927	51,576
Interest rate derivatives	19(d)	8	13
Loans and borrowings	10	77,441	49,951
Lease liability	17	—	36
Class B Units	11	286,606	243,712
Convertible Debentures	12	—	41,764
Total liabilities		$1,085,867	$1,124,987

Unitholders' equity
Unitholders' equity	13	612,880	657,596
Total liabilities and unitholders' equity		$1,698,747	$1,782,583

See accompanying notes to condensed consolidated interim financial statements.

BSR REAL ESTATE INVESTMENT TRUST

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss (Unaudited)

In thousands of U.S. dollars
		Three	Three
		months	months
		ended	ended
		March 31,	March 31,
	Note	2025	2024
Revenue:
Rental revenue		$38,295	$37,122
Other property income		5,181	4,861
	14	43,476	41,983
Expenses (Income):
Property operating expenses	15	12,607	11,960
Real estate taxes		29,259	28,395
General and administrative expenses		2,544	2,507
Fair value adjustment to investment properties	8	74	38,718
Fair value adjustment to investment properties (IFRIC 21)		(22,420)	(22,211)
Finance costs from operations	16	11,573	11,576
Finance income from interest rate derivatives and note receivable		(2,556)	(3,895)
Costs of disposition of investment properties		5,181	—
Distributions on Class B Units	16	2,822	2,626
Depreciation of right-of-use asset	17	33	33
Fair value adjustment to derivatives and other financial liabilities	16	45,272	(26,153)
Fair value adjustment to unit-based compensation	24	(65)	(2)
		84,324	43,554
Net loss and comprehensive loss		$(40,848)	$(1,571)

See accompanying notes to condensed consolidated interim financial statements.

BSR REAL ESTATE INVESTMENT TRUST

Condensed Consolidated Interim Statements of Changes in Unitholders’ Equity (Unaudited)

In thousands of U.S. dollars
				Total
			Cumulative net	Unitholders'
	Units	Distributions	income	Equity
Balance, as of January 1, 2024	$373,693	$(78,320)	$417,028	$712,401
Net loss and comprehensive loss	—	—	(1,571)	(1,571)
Units issued, net of issuance costs (Note 13)	1,741	—	—	1,741
Units forfeited	—	—	49	49
Distributions	—	(4,320)	—	(4,320)
Balance, as of March 31, 2024	$375,434	$(82,640)	$415,506	$708,300

Balance, as of January 1, 2025	$376,959	$(96,198)	$376,835	$657,596
Net loss and comprehensive loss	—	—	(40,848)	(40,848)
Units issued, net of issuance costs (Note 13)	825	—	—	825
Distributions	—	(4,693)	—	(4,693)
Balance, as of March 31, 2025	$377,784	$(100,891)	$335,987	$612,880

See accompanying notes to condensed consolidated interim financial statements.

BSR REAL ESTATE INVESTMENT TRUST

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

In thousands of U.S. dollars
		Three months	Three months
		ended March 31,	ended March 31,
	Note	2025	2024
Operating activities
Net loss and comprehensive loss		$(40,848)	$(1,571)
Adjustments for:
Fair value adjustment to investment properties	8	74	38,718
Fair value adjustment to derivatives and other financial liabilities	16	45,272	(26,153)
Fair value adjustment to unit-based compensation	24	(65)	(2)
Depreciation of right-of-use asset	17	33	33
Unit-based compensation	24	558	561
Finance costs from operations	16	11,573	11,576
Finance income from interest rate derivatives and note receivable		(2,556)	(3,895)
Costs of disposition of investment properties	4	5,181	—
Accrued distributions on Class B Units	16	2,822	2,626
Change in non-cash operating assets and liabilities	23	(17,968)	(29,394)
Cash provided by (used in) operating activities		4,076	(7,501)

Investing activities
Acquisition of investment properties	4, 8	(60,713)	—
Net proceeds from sale of investment properties	4, 8	208,457	—
Additions to investment properties	8	(2,742)	(2,442)
Restricted cash withdrawals, net of deposits	5	1,808	3,009
Cash provided by investing activities		146,810	567

Financing activities
Proceeds from issuance of loans and borrowings	10	171,600	26,370
Principal payments of loans and borrowings	10	(188,457)	(3,458)
Payment of mortgage financing costs	10	(1,266)	—
Principal payments of lease liability	17	(36)	(34)
Redemption of Class B Units in exchange for cash	11	—	(18)
Distributions paid to Class B Unitholders	11	(2,822)	(2,628)
Distributions paid to Unitholders		(4,567)	(4,318)
Interest paid		(11,011)	(11,733)
Interest received from interest rate derivatives and note receivable		2,694	3,759
Redemption of Convertible Debentures	12	(41,499)	—
Cash (used in) provided by financing activities		(75,364)	7,940

Change in cash and cash equivalents during the period		75,522	1,006
Cash and cash equivalents, beginning of period		8,726	6,734
Cash and cash equivalents, end of period		$84,248	$7,740

See accompanying notes to condensed consolidated interim financial statements.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three months ended March 31, 2025 and March 31, 2024
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(1)	Description of the entity

BSR Real Estate Investment Trust (the “REIT”) is an unincorporated, open-ended real estate investment trust established pursuant to a declaration of trust of the REIT dated January 9, 2018 (the “Declaration of Trust”), under the laws of the Province of Ontario. The REIT's Declaration of Trust was amended and restated on May 11, 2022. The principal business of the REIT is to acquire and operate multi-family residential rental properties across the United States.

As of March 31, 2025, the REIT owns 29 multifamily garden-style residential properties located across three bordering states in the Sunbelt region of the United States, which stretches across the South Atlantic and Southwest portions of the United States. The REIT currently operates in Arkansas, Texas and Oklahoma. The registered office of the REIT is at 333 Bay Street, Suite 3400, Toronto, Ontario.

(2)	Basis of preparation

(a)	Statement of compliance

The condensed consolidated interim financial statements of the REIT have been prepared by management in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") (“IFRS Accounting Standards”). These condensed consolidated interim financial statements were approved by the Board of Trustees on May 7, 2025.

(b)	Basis of measurement

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for investment properties, derivative financial instruments, unit-based compensation and the Class B Units (defined below), which have been measured at fair value. The condensed consolidated interim financial statements are presented in U.S. dollars, which is the REIT's functional currency.

The REIT owns, manages and operates multifamily properties located in the United States as noted above. Management, when measuring the REIT’s performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the REIT has a single reportable segment for disclosure purposes in accordance with IFRS Accounting Standards.

(3)	Material accounting policy information

The condensed consolidated interim financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the annual financial statements for the years ended December 31, 2024 and 2023, which have been prepared in accordance with IFRS Accounting Standards. These condensed consolidated interim financial statements follow the same accounting policies as described in the annual financial statements for the year ended December 31, 2024.

(4)	Asset acquisitions and dispositions

(a)	Asset acquisitions

Acquisition contractual purchase price noted below is subject to working capital adjustments and closing costs.

On January 9, 2025, the REIT acquired Venue Craig Ranch, a 277-unit garden-style community in McKinney, TX (Dallas Metropolitan Service Area (“MSA”)) for $61,042. The REIT funded the transaction using the Credit Facility availability.

(b)	Asset dispositions

All disposition contractual sale prices noted below are presented prior to working capital adjustments and selling costs. Unless otherwise noted, existing loans and borrowing were not assumed by the purchasers.

On March 24, 2025, the REIT sold Bluff Creek, a 316 unit apartment community located in the Oklahoma City, OK for $28,300, directly for cash.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three months ended March 31, 2025 and March 31, 2024
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

On March 31, 2025, the REIT sold three properties (Cielo I, Cielo II and Retreat at Wolf Ranch) comprising 857 apartment units located in Austin, TX for $187,000, directly for cash. In conjunction with the sale, the mortgages which previously secured these three properties were retained by the REIT and transferred to three different properties (see Note 10).

(5)	Restricted cash

	March 31,	December 31,
	2025	2024
Tenant security deposits	$270	$251
Replacement reserve	785	802
Lender escrow deposits	3,495	5,286
Restricted cash	$4,550	$6,339

(6)	Resident and other receivables, net

	March 31,	December 31,
	2025	2024
Resident receivables, net	$241	$96
Utility reimbursements and other receivables	4,673	5,290
Resident and other receivables, net	$4,914	$5,386

(7)	Prepaid expenses and other assets

	March 31,	December 31,
	2025	2024
Prepaid insurance	$111	$1,499
Other assets	1,847	2,360
Prepaid expenses and other assets	$1,958	$3,859

(8)	Investment properties

A reconciliation of the carrying value for investment properties is set out below:

	Three months	Three months
	ended March 31,	ended March 31,
	2025	2024
Investment properties in use, beginning of period	$1,746,650	$1,742,974
Property acquisitions	61,064	—
Property dispositions	(215,300)	—
Additions to investment properties in use	1,681	2,851
Transfer of investment properties in use to held for sale (Note 25)	(431,500)	—
Change in fair value of investment properties	(74)	(38,718)
	1,162,521	1,707,107
IFRIC 21 fair value adjustment	22,420	22,211
IFRIC 21 real estate tax liability adjustment	(22,420)	(22,211)
Investment properties in use, end of period	1,162,521	1,707,107

Investment property under development, beginning of period	—	39,987
Additions to investment property under development	—	7,133
Investment property under development, end of period	—	47,120

Investment properties, end of period	$1,162,521	$1,754,227

The REIT uses an internal valuation process to value the investment properties as of March 31, 2025. The REIT engages third party appraisers to prepare valuations on a portion of the portfolio annually, such that the entire portfolio is appraised at least once every three years. As part of management’s internal valuation program, the REIT considers external valuations performed by independent national real estate valuation firms for a cross-section of properties that represent different geographical locations across the REIT’s portfolio and updates, as deemed necessary, the valuation models to reflect current market data.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three months ended March 31, 2025 and March 31, 2024
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The estimated fair value of each investment property was determined using the direct capitalization income method. The stabilized future cash flows are divided by an overall capitalization rate. The capitalization rates were derived in part from a combination of third-party information and the observation of industry trends (Level 3 inputs). Assumptions used to derive capitalization rates include property age, amenities, renovations, geographic region, capital expenditures assumptions and location.

A significant increase (decrease) in stabilized future cash flows in isolation would result in a significantly higher (lower) fair value. A significant increase (decrease) in capitalization rate estimates in isolation would result in significantly lower (higher) fair value. Generally, a change in estimated rents is accompanied by a directionally similar change in the rent growth per annum assumption and an opposite change in future vacancy rate estimates.

Investment properties are classified as held for sale if it is highly probable that the investment properties will be recovered primarily through sale rather than through continuing use, as defined in IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. Investment properties classified as held for sale are recorded at purchase price, which approximates the fair value, in accordance with the valuation policies mentioned in this Note 8.

The following table summarizes the significant unobservable inputs used in the valuation of the REIT’s properties in use:

	March 31,	December 31,
	2025	2024
Capitalization rates
High	7.5%	7.4%
Low	4.8%	4.6%
Weighted average	5.2%	5.2%

The estimated fair values of investment properties are most sensitive to changes in capitalization rates and stabilized future cash flows.

The following table summarizes the potential impact of increases or decreases in these assumptions.

	Change in weighted average capitalization rate assumption
	Increase of	Increase of		Decrease of	Decrease of
	0.50%	0.25%	No change	0.25%	0.50%
Change in stabilized future cash flows assumption
Decrease of 1.0%	$(112,324)	$(64,278)	$(11,625)	$46,331	$110,433
No change	$(101,716)	$(53,185)	$—	$58,541	$123,291
Increase of 1.0%	$(91,108)	$(42,091)	$11,625	$70,752	$136,149

In July 2022, the REIT entered into an agreement to jointly develop Aura 35Fifty in the Austin, Texas metropolitan statistical area. Construction was completed in December 2024 with no subsequent development costs incurred since. During the three months ended March 31, 2024, the REIT capitalized $185 of borrowing costs related to its initial cash contribution to the project at an average interest rate of 3.6%. Additionally, during the three months ended March 31, 2024, the REIT capitalized $315 of borrowing costs directly related to the construction loan for the project at an average interest rate of 7.9%.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three months ended March 31, 2025 and March 31, 2024
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(9)	Accounts payable and other liabilities

	March 31,	December 31,
	2025	2024
Trade payables	$1,511	$829
Accrued capital expenditures	117	1,178
Accrued property tax liabilities	7,592	27,290
Accrued and other liabilities	9,168	12,622
Distributions payable	2,507	2,499
Interest payable on loans and borrowings	2,922	2,275
Interest payable on Convertible Debentures	—	522
Tenant security deposits	2,385	2,614
Rent received in advance	1,725	1,747
Accounts payable and other liabilities	$27,927	$51,576

(10)	Loans and borrowings

	March 31,	December 31,
	2025	2024
Fixed or economically hedged to fixed rate mortgage notes payable	$456,606	$496,026
Net unamortized discount on mortgage notes payable	(442)	(461)
Net unamortized deferred financing costs	(4,069)	(3,221)
Credit Facility	317,742	295,179
Total loans and borrowings	769,837	787,523
Less: current portion of loans and borrowings	(77,441)	(49,951)
Non-current loans and borrowings	$692,396	$737,572

Mortgage notes

The REIT’s weighted average contractual interest rate on mortgage notes as of March 31, 2025 and December 31, 2024 was approximately 3.3% and 3.5%, respectively, which excludes the finance cost impact related to the amortization of discounts on mortgage notes and the amortization of deferred financing costs. With the inclusion of these items, the REIT’s weighted average effective interest rate on mortgage notes as of March 31, 2025 and December 31, 2024 was approximately 3.4% and 3.5%, respectively. Mortgage notes as of March 31, 2025 mature at various dates from 2025 through 2056.

In February 2025, the REIT placed Aura 35Fifty onto the Credit Facility as a borrowing base property and refinanced the $38,723 outstanding mortgage note using the Credit Facility availability.

In March 2025, the REIT extended the maturity of the mortgage note connected to the property Auberry at Twin Creeks by 61 days to June 1, 2025 with no other contractual changes as a result of this extension.

As discussed above, in conjunction with the sale of Cielo I, Cielo II and Retreat at Wolf Ranch, the mortgages which previously encumbered these properties were retained by the REIT and transferred to three different properties which are now encumbered by the mortgage notes of $109,434 with no other changes to the interest rate or terms

The mortgage notes are subject to certain financial and non-financial covenants that are required to be observed or performed to remain in good standing with the respective mortgage agreements. Failure to comply with any or all of the covenants could impact the timing of maturity of the mortgage notes which could negatively impact the REIT. Breaches of these covenants could include, but are not limited to, failure to comply with all laws and regulations, inappropriate uses of mortgaged properties, failure to comply with certain inspections, failure to provide timely books and records, failure to comply with debt service coverage ratios and other covenants required as part of the mortgage agreements. Breach of any of these conditions could result in a material impact to the REIT’s financial position as the mortgage notes could be reclassified as current liabilities as the entire principal outstanding would become due immediately upon breach. In the event of a breach of a portion or all of the mortgage notes, up to $456,606 in outstanding principal on the notes as of March 31, 2025, could come due in less than 12 months and subsequently classified as current liabilities on the balance sheet. As of March 31, 2025, the REIT is compliant with all covenants and there are no facts or circumstances that indicate the REIT may have difficulty complying with the covenants within 12 months of the reporting period.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three months ended March 31, 2025 and March 31, 2024
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

Credit Facility

The REIT maintains a revolving credit facility (the “Credit Facility”) which matures on September 30, 2026, with a maximum revolving credit availability of $500,000, of which $381,572 was available as of March 31, 2025. The Credit Facility is secured by twelve borrowing base properties. The Credit Facility currently bears interest at an Adjusted Term Secured Overnight Financing Rate (“SOFR”), as defined in the Credit Facility, plus 1.45% to 1.90% based on meeting certain leverage ratios as defined in the Credit Facility. Alternatively, the REIT has the ability to borrow using base rate loans at a rate equal to 0.45% to 0.90% plus the greatest of the bank’s prime rate, the Federal Funds Rate plus 0.5%, or the term SOFR rate, plus 1.0%. As of March 31, 2025 and December 31, 2024, the balance outstanding on the Credit Facility was $317,742 and $295,179, respectively, each at a variable interest rate of 6.0%.

The Credit Facility is subject to, and must remain compliant with, certain material financial and non-financial covenants that are required to be observed or performed to remain in good standing with the credit agreement. Failure to comply with any or all of the covenants could impact the timing of the maturity of the Credit Facility which could negatively impact the REIT. Breaches of these covenants could include, but are not limited to, failure to maintain the appropriate leverage ratio, failure to properly maintain the minimum consolidated fixed charge coverage ratio, failure to maintain the minimum consolidated tangible net worth, exceeding distribution limits, and other covenants required as part of the agreement. Breach of any of these conditions could result in a material impact to the REIT’s financial position as the Credit Facility could be reclassified as a current liability as the entire principal outstanding would become due immediately upon breach. In the event of a breach of the Credit Facility, the $317,742 in outstanding principal as of March 31, 2025, could come due in less than 12 months and subsequently classified as a current liability on the balance sheet. As of March 31, 2025, the REIT is compliant with all covenants and there are no facts or circumstances that indicate the REIT may have difficulty complying with the covenants within 12 months of the reporting period.

Interest rate derivatives

The REIT uses interest rate derivatives, consisting of interest rate swaps and swaptions, to manage interest rate exposure with respect to the Credit Facility, as well as other variable rate mortgage notes payable. The REIT seeks to largely align the interest rate derivative positions to the respective periods of the variable rate debt in place.

The REIT has entered into eight receive variable / pay fixed interest rate derivatives based on various USD – SOFR Chicago Mercantile Exchange (“CME”) terms with an aggregate notional value of $553,010, which are effective as of March 31, 2025.

Total loans and borrowings

Scheduled maturities of principal and interest on all outstanding loans and borrowings as of March 31, 2025, which excludes the impact of the aforementioned interest rate derivatives, are in the table below. Contractual interest for variable rate loans and borrowings is calculated using the respective actual contractual interest rates as of March 31, 2025.

			Contractual
	Principal	Balloon payment	Interest	Total payments
2025	$1,431	$47,893	$27,432	$76,756
2026	987	505,504	30,058	536,549
2027	870	—	7,165	8,035
2028	902	118,690	5,567	125,159
2029	934	26,900	2,594	30,428
Thereafter	34,487	35,750	16,896	87,133
	$39,611	$734,737	$89,712	$864,060

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three months ended March 31, 2025 and March 31, 2024
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The REIT’s debt agreements contain customary representations, warranties and events of default, which require the REIT to comply with affirmative and negative covenants. As of March 31, 2025, the REIT was in compliance with all financial covenants related to its debt agreements.

The following schedule presents the cash flows and non-cash changes within total loans and borrowings:

	Three months	Three months
	ended March 31,	ended March 31,
	2025	2024
Loans and borrowings, beginning of period	$787,523	$773,251
Cash flows
Proceeds from issuance of loans and borrowings	171,600	26,370
Principal payments of loans and borrowings	(188,457)	(3,458)
Payment of mortgage financing costs	(1,266)	—
	(18,123)	22,912
Non-cash changes
Amortization of deferred financing costs	419	412
Amortization of net discount on mortgage notes payable	18	14
	437	426
Loans and borrowings, end of period	$769,837	$796,589

(11)	Class B Units of BSR Trust, LLC (“Class B Units”)

Generally, the Class B Units are economically equivalent to Units and are entitled to receive distributions equal to those provided to holders of Units. The Class B Units are non-voting and do not give enhanced economic or voting power relative to holders of Units. Accordingly, the Class B Units do not create a dual-class voting structure of the REIT. These Class B Units have been classified as a liability in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”). The Class B Units are redeemable by the holders for cash or Units (on a one-for-one basis subject to customary anti-dilution adjustments), as determined by BSR in its sole discretion.

On February 28, 2025, the REIT settled the remaining joint interest of the developer in Aura 35Fifty with the issuance of 128,053 Class B Units.

Class B Units are measured at fair value with any changes in fair value recorded in profit or loss. The fair value adjustments of Class B Units are calculated using the REIT’s Unit closing price as of the end of the reporting period. An increase in the REIT’s Unit closing price over the period results in a fair value loss whereas a decrease in the REIT’s Unit closing price over the period results in a fair value gain.

Under IFRS 13, Fair Value Measurement, if an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is the most representative of fair value in the circumstances shall be used to measure fair value. The REIT has recorded Class B units at their fair value, which has been assessed to equal the closing market price of the Units at each valuation date (Level 2).

In connection with the Contribution Transaction (defined and further described in note 25), as of March 31, 2025, certain Class B Unit holders committed to support the transaction, resulting in 8,310,620 Class B Units being considered to be substantially modified. These Class B Units were remeasured at the contractual exchange price of $15.90 per Class B Unit. The remeasurement of these Class B Units is included as a loss of $24,101 within the fair value adjustments to Class B Units shown below.

On April 30, 2025, the Contribution Transaction (defined below) closed, and the REIT subsequently exchanged and cancelled 15,000,000 of the Class B Units (see Note 25). The remaining 6,689,380 Class B Units of the total 15,000,000 participating Class B Units in connection with the Contribution Transaction were remeasured subsequent to March 31, 2025 being the date they were substantially modified, which will result in an additional fair value loss of $19,399 to be recorded in the second quarter of 2025.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three months ended March 31, 2025 and March 31, 2024
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The following table presents the outstanding units and the change in fair value of the Class B Units:

	Units	Value
Class B Units, as of December 31, 2023	20,278,928	$240,711
Cash changes
Redemption of Class B Units in exchange for cash	(1,500)	(18)
Non-cash changes
Redemption of Class B Units in exchange for Units	(83,672)	(955)
Fair value adjustments	—	(20,534)
Class B Units, as of March 31, 2024	20,193,756	$219,204

Class B Units, as of December 31, 2024	20,091,704	$243,712
Non-cash changes
Redemption of Class B Units in exchange for Units	(27,064)	(322)
Issuance of Class B Units	128,053	1,678
Fair value adjustments	—	41,538
Class B Units, as of March 31, 2025	20,192,693	$286,606

(12)	Convertible Debentures

On September 3, 2020, the REIT issued $40,000 of 5.0% convertible unsecured subordinated debentures (“Convertible Debentures”). Interest was payable semi-annually on March 31 and September 30 each year until maturity on September 30, 2025, with interest payments commencing on March 31, 2021. On October 5, 2020, the REIT issued an additional $2,500 of Convertible Debentures pursuant to the partial exercise of the over-allotment option granted to a syndicate of underwriters, for aggregate gross proceeds of $42,500.

The Convertible Debentures were redeemed for cash on January 3, 2025 (the "Redemption Date") prior to their maturity on September 30, 2025 (the “Redemption”). The Redemption was affected in accordance with the terms of the trust indenture dated September 3, 2020 between the REIT and TSX Trust Company of Canada.

The Convertible Debentures were measured at fair value with any changes in fair value recorded in profit or loss. The fair value adjustments of Convertible Debentures were calculated using the publicly available closing price as of the end of the reporting period (Level 1). An increase in the Convertible Debentures closing price over the period resulted in an increase in the liability and a corresponding fair value loss whereas a decrease in the Convertible Debentures closing price over the period resulted in a decrease in the liability and a corresponding fair value gain.

The following table presents the redemption and change in fair value of the Convertible Debentures:

	Three months	Three months
	ended March 31,	ended March 31,
	2025	2024
Convertible Debentures, beginning of period	$41,764	$39,676
Cash changes
Redemption of Convertible Debentures for cash	(41,499)	—
Non-cash changes
Redemption of Convertible Debentures in exchange for Units	(265)	—
Fair value adjustments	—	104
Convertible Debentures, end of period	$—	$39,780

(13)	Unitholders’ equity

The REIT is authorized to issue an unlimited number of Units. Units are ordinary units of the REIT, each of which represents a unitholders’ proportionate undivided beneficial interest and voting rights in the REIT.

On October 4, 2023, the REIT renewed its normal course issuer bid (the “2023 NCIB”) for the 12-month period through October 5, 2024, permitting the REIT to purchase for cancellation up to a maximum of 3,186,336 Units, or approximately 10% of the public float as of September 27, 2023, over the 12-month period commencing October 6, 2023. The REIT concurrently renewed the automatic securities purchase plan (the “2023 ASPP”). The REIT suspended its 2023 ASPP on December 22, 2023. The 2023 NCIB expired on October 5, 2024.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three months ended March 31, 2025 and March 31, 2024
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

On November 7, 2024, the REIT announced the renewal of its normal course issuer bid (the “2024 NCIB”), permitting the REIT to purchase for cancellation up to a maximum of 2,856,430 Units, or approximately 10% of the public float as of October 29, 2024, over the 12-month period commencing November 12, 2024, through to November 11, 2025. The REIT did not purchase or cancel any Units under its renewed 2024 NCIB for the three months ended March 31, 2025.

	Units	Value
Units outstanding, classified as equity, as of December 31, 2023	33,141,180	$373,693
Issuance of Units for unit-based compensation	68,147	786
Issuance of Units in exchange for deferred trust units	28,363	317
Issuance of Units in exchange for Class B Units	185,024	2,163
Units outstanding, classified as equity, as of December 31, 2024	33,422,714	$376,959
Issuance of Units for unit-based compensation	19,610	238
Issuance of Units in exchange for Class B Units	27,064	322
Issuance of Units in exchange of Convertible Debentures	18,402	265
Units outstanding, classified as equity, as of March 31, 2025	33,487,790	$377,784

Subsequent to March 31, 2025, the REIT announced a cash distribution of $0.0467 per REIT unit to unitholders of record as of April 30, 2025. This distribution was declared to be paid on May 15, 2025.

(14)	Revenue

Base rent is allocated to lease components based on relative stand-alone selling prices. The stand-alone selling price of the rental component is determined using an adjusted market assessment approach and the stand–alone selling price of the service components is determined using an expected cost plus a margin approach.

Revenue from the rental components is recognized on a straight-line basis over the lease term and includes the recovery of property taxes and insurance as well as consideration related to late rent, month-to-month leases and payments for early terminations. Other property income mainly comprises fees associated with moving in or out, such as application fees and cleaning fees, late rental payment fees, renters’ liability insurance, parking fees, utility charges and other fee income from residents under the terms of the lease arrangements. Revenue recognition commences when a resident has the right to use the property and is recognized pursuant to the terms of the lease agreement. Payments are due at the beginning of each month and any payments made in advance of scheduled due dates are deferred as prepaid rents.

Revenue related to the service components of the REIT’s leases is accounted for in accordance with IFRS 15, Revenue from Contracts with Customers. These services consist primarily of the recovery of utility, property maintenance and amenity costs and is recognized over time when the services are provided. Payments are due at the beginning of each month and any payments made in advance of scheduled due dates are recorded as contract liabilities included as part of accounts payable and other liabilities.

Revenue from lease components and revenue related to service components is as follows:

	Three months	Three months
	ended March 31,	ended March 31,
	2025	2024
Lease revenue	$37,330	$36,380
Revenue from services	6,146	5,603
Total revenue	$43,476	$41,983

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three months ended March 31, 2025 and March 31, 2024
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(15)	Property operating expenses

	Three months	Three months
	ended March 31,	ended March 31,
	2025	2024
Employee wages and benefits	$5,140	$4,718
Utility costs	2,394	2,324
Repairs and maintenance expense	1,878	1,667
Other property based costs	3,195	3,251
Property operating expenses	$12,607	$11,960

(16)	Finance costs

	Three	Three
	months	months
	ended	ended
	March 31,	March 31,
	2025	2024
Finance costs from operations
Interest expense on loans and borrowings at stated rate	$11,115	$10,625
Interest expense on lease liability	—	3
Amortization of deferred financing costs	419	412
Amortization of net discount on loans and borrowings	18	14
Interest expense on Convertible Debentures	21	522
Finance costs from operations	$11,573	$11,576

Fair value adjustment to derivatives and other financial liabilities
Fair value adjustment to Class B Units	$41,538	$(20,534)
Fair value adjustment to Convertible Debentures	—	104
Fair value adjustment to interest rate derivatives	3,639	(5,848)
Fair value adjustment to other liabilities	79	—
Fair value adjustment to prepayment embedded derivatives	16	125
Fair value adjustment to derivatives and other financial liabilities	$45,272	$(26,153)

Finance costs
Finance costs from operations	$11,573	$11,576
Fair value adjustment to derivatives and other financial liabilities	45,272	(26,153)
Distributions on Class B Units	2,822	2,626
Finance costs	$59,667	$(11,951)

Finance income from interest rate derivatives and a note receivable are gross of finance costs from operations and are presented separately within the condensed consolidated interim statements of net loss and comprehensive loss.

(17)	Leases

The REIT leases apartments of multifamily properties to residents under noncancelable operating leases. The leases generally have a term of one year, or less. There were no residents that accounted for more than 10% of the REIT’s total rental revenue for the three months ended March 31, 2025.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three months ended March 31, 2025 and March 31, 2024
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

As of March 31, 2025, the total future contractual minimum rent lease payments (excluding renewal or potential extension periods) expected to be received under noncancelable leases are as follows:

March 31,
2025
1 year	$76,585
2 years	2,480
$79,065

The REIT’s Little Rock, Arkansas headquarters lease requires monthly payments of $12 (see note 22) and expired on March 31, 2025. For the three months ended March 31, 2025, the headquarters lease was accounted for as a right-of-use asset with a corresponding lease liability under IFRS 16, Leases. After March 31, 2025, the REIT will continue to make payments month-to-month.

The following tables present the change in the right-of-use asset and corresponding lease liability for the three months ended March 31, 2025 and March 31, 2024:

	Three months	Three months
	ended March 31,	ended March 31,
	2025	2024
Right-of-use asset, as of beginning of period	$33	$167
Depreciation of right-of use asset	(33)	(33)
Right-of-use asset, as of end of period	$—	$134

	Three months	Three months
	ended March 31,	ended March 31,
	2025	2024
Lease liability, as of beginning of period	$36	$177
Principal payments on lease liability	(36)	(34)
Lease liability, as of end of period	$—	$143

The REIT recorded lease expenses of $14 during the three months ended March 31, 2025 for additional low-value leased office equipment ($15 for the three months ended March 31, 2024).

(18)	Commitments and contingencies

The REIT is subject to legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse effect on these condensed consolidated interim financial statements. As of March 31, 2025, there are no provisions recorded as a result of legal claims.

(19)	Financial instruments

(a)	Risk management

The REIT’s activities expose it to market risk, credit risk and liquidity risk. Risk management is carried out by management of the REIT.

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk consists of interest rate risk, currency risk and other market price risk. In addition to the interest rate risk of variable rate mortgages, there is interest rate risk associated with the REIT’s fixed rate mortgages due to the expected requirement to refinance such mortgages in the year of maturity. To manage exposure to interest rate risk, the REIT endeavours to manage maturities of fixed rate mortgages and match the nature of the mortgage with the cash flow characteristics of the underlying asset. This risk is also minimized through the REIT’s current strategy of having the majority of its mortgages in fixed term arrangements. As such, the REIT’s cash flows are not significantly impacted by a change in market interest rates, in connection with the REIT’s mortgage portfolio.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three months ended March 31, 2025 and March 31, 2024
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

As of March 31, 2025, the REIT’s debt was 100% fixed or economically hedged to fixed rates, excluding net unamortized discounts on mortgages payable and net unamortized deferred financing costs.

Management manages a portion of its variable-rate mortgages and the variable-rate Credit Facility using interest rate derivatives that alter its exposure to the impact of changing interest rates. The interest rate derivatives are not designated as hedging instruments and as a result, the changes in fair value are recognized in net loss as an adjustment to finance costs in the condensed consolidated interim statement of net loss and comprehensive loss. The REIT seeks to largely align the interest rate derivatives positions to the respective periods of the variable rate debt in place.

As of March 31, 2025, a 100 basis-point change in interest rates, assuming all other variables are constant, would result in a change of $753 in the REIT’s finance costs (net of finance income) over the next 12 months, which includes the impact of interest rate derivatives which are effective as of March 31, 2025.

The REIT has no material exposure to currency or other market price risk.

The REIT’s assets consist primarily of multifamily properties. Credit risk arises from the possibility that residents in investment properties may not fulfill their lease or contractual obligations. The REIT mitigates its credit risks by attracting residents of sound financial standing and by diversifying its mix of residents. It also monitors resident payment patterns and discusses potential resident issues with property managers on a regular basis.

Cash, restricted cash and interest rate derivatives carry minimal credit risk as all funds are maintained with reputable financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

Liquidity risk is the risk that the REIT will encounter difficulty in meeting obligations associated with the maturity of financial obligations. The REIT’s liquidity is subject to macroeconomic, financial, competitive and other factors that are beyond the REIT’s control.

Liquidity risk is managed through cash flow forecasting. Management monitors forecasts of the REIT’s liquidity requirements to ensure it has sufficient cash to meet operational needs through maintaining sufficient cash and/or availability on the undrawn Credit Facility and ensuring that it meets its financial covenants related to debt agreements. Such forecasting involves judgment, takes into consideration current and projected macroeconomic conditions, the REIT's cash collection efforts, debt financing plans, and covenant compliance required under the terms of debt agreements. There is a risk that such liquidity forecasts may not be achieved and that currently available debt financing may no longer be available to the REIT at terms and conditions that are favorable to the REIT, or at all.

The REIT manages maturities of the fixed rate mortgages and monitors the repayment dates of all loans and borrowings to ensure sufficient capital will be available to cover obligations. As of March 31, 2025, the REIT had working capital of $140,415, which includes Investment properties held for sale of $431,500 and Class B Units of $286,606 as of March 31, 2025. The Class B Units are redeemable for cash or Units of the REIT on a one-for-one basis at the option of BSR Trust, LLC.

The REIT's immediate liquidity needs are met through cash-on-hand, cash flow from operations, refinancing of maturing mortgages and availability on its Credit Facility. As of March 31, 2025, the REIT had liquidity of $148,078, consisting of cash and cash equivalents of $84,248 and $63,830 of Credit Facility availability. The REIT can obtain additional liquidity through adding properties to the borrowing base. Management believes that there is sufficient liquidity to meet the REIT’s financial obligations for the foreseeable future.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three months ended March 31, 2025 and March 31, 2024
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The following table provides information on the carrying balance and the non-discounted contractual cash flows and maturities of financial liabilities with fixed repayment terms, including estimated interest payments:

	Carrying	Contractual						More than 5
	amount	cash flows	1 year	2 years	3 years	4 years	5 years	years
Loans and borrowings	$769,837	$774,348	$77,441	$478,589	$878	$146,500	$943	$69,997
Interest payable	2,922	89,712	36,276	22,989	7,173	4,508	2,485	16,281
Interest rate derivatives	1,497	1,406	8	—	—	—	—	1,398
Capital improvements liability	117	117	117	—	—	—	—	—
Accounts payable and other liabilities	24,888	24,888	24,888	—	—	—	—	—
	$799,261	$890,471	$138,730	$501,578	$8,051	$151,008	$3,428	$87,676

(b)	Fair value of financial instruments

The following information relates to estimated fair values of the REIT’s financial instruments not measured at fair value on the REIT’s condensed consolidated interim statement of financial position:

Cash and cash equivalents, restricted cash, resident and other receivables, note receivable, lease liability and accounts payable and other liabilities (excluding interest rate derivatives) are carried at amortized cost, which, due to their short-term nature, approximates fair value.

Loans and borrowings are carried at amortized cost. For disclosure purposes in (c) below, the REIT estimates the fair value of loans and borrowings using discounted cash flows based on the observable rates that could be obtained for similar debt instruments with similar terms and maturities (Level 2).

There were no transfers of assets between fair value levels during the periods presented herein.

(c)	Loans and borrowings

	March 31,	December 31,
	2025	2024
Carrying amount	$769,837	$787,523
Fair value	$751,581	$761,752

(d)	Interest rate derivatives

The REIT has entered into eight receive variable / pay fixed interest rate derivatives based on various USD – SOFR CME terms. The interest rate derivatives are not designated as hedges for accounting purposes. The interest rate derivatives are used to manage interest rate exposure over the period of such derivatives. The differential to be paid or received on all interest rate derivatives is accrued as interest rates change and is recognized in finance costs over the life of the respective derivatives. The interest rate derivatives contain no credit risk-related contingent features.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three months ended March 31, 2025 and March 31, 2024
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The following table is a summary of the REIT’s interest rate derivatives the respective carrying values as of March 31, 2025:

				Counterparty
				optional
	Maturity date	Fixed rate	Forward swap effective date	termination date	Notional amount	Carrying value and fair value
Interest rate derivatives, as of March 31, 2025
Raymond James	9/1/2025	5.07%	n/a	n/a	$1,010	$(8)
Bank of Montreal	8/31/2029	2.16%	n/a	7/3/2025	150,000	758
Bank of Montreal	7/27/2029	2.09%	n/a	7/3/2026	65,000	1,211
Bank of Montreal	7/1/2032	3.48%	n/a	1/2/2026	60,000	(718)
Bank of Montreal	4/26/2030	1.83%	n/a	6/10/2025	80,000	275
Bank of Montreal	7/1/2032	3.27%	n/a	1/2/2026	105,000	(680)
Bank of Montreal	7/1/2031	2.25%	n/a	2/1/2027	50,000	944
Bank of Montreal	2/1/2030	3.13%	n/a	2/2/2026	42,000	(91)
					$553,010	$1,691

On November 1, 2024, the REIT entered into a new $42,000 interest rate swap at a fixed rate of 3.13% effective February 2, 2025 and maturing February 1, 2030, subject to the counterparty’s optional early termination date of February 2, 2026.

The following table is a summary of the aggregate current and non-current fair value of interest rate derivatives held for the period presented herein:

	March 31,	December 31,
	2025	2024
Interest rate derivatives
Assets
Non-current asset	$3,188	$5,706
Total assets	3,188	5,706

Liabilities
Current liabilities	(8)	(13)
Non-current liabilities	(1,489)	(363)
Total liabilities	(1,497)	(376)

Interest rate derivatives, end of period	$1,691	$5,330

The valuation of these instruments was determined using discounted cash flow or mark to market analyses based on the contractual terms of the derivatives, including the period to maturity of each instrument, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values determined are based on significant other observable inputs (Level 2). In addition, the REIT considered its own and the respective counterparties’ risk of non-performance in determining the fair value of its derivative financial instruments by estimating the current and potential future exposure under the derivative financial instruments that both the REIT and the counterparties were at risk for as of the valuation date. This total expected exposure was then discounted using discount factors that contemplate the creditworthiness of the REIT and the counterparties to arrive at a credit charge. This credit charge was then netted against the value of the derivative financial instruments determined using the discounted cash flow analysis described above to arrive at a total estimated fair value of the interest rate derivatives. Changes in fair value are recognized as net change in fair value of interest rate derivatives in the accompanying condensed consolidated interim statement of net loss and comprehensive loss.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three months ended March 31, 2025 and March 31, 2024
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The following table summarizes the beginning and ending fair value and the unrealized gain (loss) for the interest rate derivatives for the period presented:

	Three months	Three months
	ended March 31,	ended March 31,
	2025	2024
Interest rate derivatives, beginning of period	$5,330	$7,511
Non-cash changes
Fair value adjustment to interest rate derivatives	(3,639)	5,848
Interest rate derivatives, end of period	$1,691	$13,359

(e)	Prepayment embedded derivatives

Certain mortgages payable (Note 10) contain prepayment options that represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as net change in fair value of prepayment embedded derivatives in the condensed consolidated interim statement of net loss and comprehensive loss.

The fair value of the prepayment embedded derivatives has been determined using a SOFR based interest rate swap options ("swaptions") as a proxy. The swaptions were structured to mirror the financial conventions of the respective loans, including payment periods, accrual basis, principal amortization, prepayment dates and prepayment premiums. The swaptions were structured as fixed receiver with a strike rate set on market as of the date of the loan agreement with exercise premiums to match the underlying loans plus a cost of refinancing upon exercise. The resulting swaption price would represent a proxy for the value of the prepayment rights embedded in the underlying loans. The fair values determined are based on significant other observable inputs (Level 2).

The following table summarizes the beginning and ending fair value and the unrealized gain (loss) for the prepayment embedded derivatives for each period presented:

	Three months	Three months
	ended March 31,	ended March 31,
	2025	2024
Prepayment embedded derivatives, beginning of period	$657	$853
Non-cash changes
Fair value adjustment to prepayment embedded derivatives	(16)	(125)
Prepayment embedded derivatives, end of period	$641	$728

(20)	Capital management

The REIT’s policy is to maintain an appropriate capital base to support ongoing operations, maintain creditor and market confidence and sustain future developments of the business. Capital consists of cash and cash equivalents, loans and borrowings, Class B Units and Unitholders’ equity. The REIT monitors capital using tools designed to anticipate cash needs and to maintain adequate working capital, while also making appropriate distributions to the unitholders on a regular basis.

In managing its capital structure, the REIT monitors performance and adjusts its capital based on its investment strategies and changes to economic conditions. To maintain or adjust its capital structure, the REIT may issue equity or new debt, issue new debt to replace existing debt (with different characteristics) or reduce existing debt.

(21)	Employee benefit plan

Management of the REIT has adopted a defined contribution plan under Internal Revenue Service (“IRS”) code section 401(k) for all eligible employees. Employees become eligible after 60 days of service with the REIT. A participant may elect to defer up to the maximum percentage of compensation permissible under Code Section 401(k). Management of the REIT elects to match employee deferrals at its discretion.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three months ended March 31, 2025 and March 31, 2024
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(22)	Related party transactions

The condensed consolidated interim financial statements include the following related party transactions:

•	Certain of the legacy BSR holders are members or affiliates of the Bailey family or are members or affiliates of the Hughes family (collectively, the “Bailey/Hughes Holders”), who together founded BSR. Distributions on Units of $684 were declared to Bailey/Hughes holders during the three months ended March 31, 2025 ($607 during the three months ended March 31, 2024).

•	Distributions on Class B Units of $1,909 were declared to key management personnel, primarily the Bailey/Hughes Holders, during the three months ended March 31, 2025 ($1,765 during the three months ended March 31, 2024). Key management personnel of the REIT are those persons having the authority and responsibility for planning, directing and controlling the activities of the REIT directly or indirectly.

•	Compensation expenses include $1,184 paid to key management personnel during the three months ended March 31, 2025 ($2,149 during the three months ended March 31, 2024), which includes short-term employee compensation and benefits and unit-based compensation.

•	The REIT leases its Little Rock, Arkansas corporate headquarters from an irrevocable trust controlled by the family of the REIT’s President, Chief Executive Officer and Chief Investment Officer, Dan Oberste, and the former Executive Vice-Chair of the Board, John S. Bailey (see note 17).

(23)	Supplemental cash flow disclosures

Change in non-cash working capital comprises the following:

	Three months	Three months
	ended March 31,	ended March 31,
	2025	2024
Resident and other receivables, net	$376	$(572)
Prepaid expenses and other assets	1,901	1,495
Accounts payable and other liabilities	(20,245)	(30,317)
	$(17,968)	$(29,394)

(24)	Deferred unit compensation and unit-based compensation

Remuneration of trustees (deferred unit compensation)

The REIT adopted the Omnibus Equity Incentive Plan effective as of May 18, 2018. The purpose of the Equity Incentive Plan is to promote a greater alignment of interests between the non-executive Trustees and the Unitholders. Under the Equity Incentive Plan, Trustees have the option to elect to receive up to 100% of all fees that are otherwise payable in cash in the form of Deferred Units. A Deferred Unit award is an award denominated in notional units that entitles the participant to receive Units or, if so elected by the participant and subject to the approval of the Board of Trustees, cash measured by the value of the Units in the future. Accordingly, the number of Deferred Units to be awarded to a Trustee is equal to (i) the value of all fees that the Trustee elects to receive in the form of Deferred Units, (ii) divided by the volume-weighted average trading price of a Unit on the TSX for the five trading days prior to the date of the award. Elections are irrevocable for the year in respect of which they are made. The Deferred Units earn additional Deferred Units for distributions that would otherwise have been payable in cash. Deferred Units granted to Trustees vest immediately upon grant. The grant date fair value of the payable is recognized in general and administrative expenses, with a corresponding increase in accounts payable and other liabilities.

For the three months ended March 31, 2025, $234 of deferred unit compensation expense was recognized in general and administrative expenses in the condensed consolidated interim statement of net income and comprehensive income ($328 for the three months ended March 31, 2024). The Deferred Units are measured at fair value at each reporting period using the closing market price of Units and the change in fair value is recognized in fair value adjustment to unit-based compensation in the condensed consolidated interim statement of net income and comprehensive income.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three months ended March 31, 2025 and March 31, 2024
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

	Units	Liability Value
Deferred Units, as of December 31, 2023	408,483	$4,854
Non-cash changes
Deferred Units issued	29,541	328
Fair value adjustments	—	(335)
Deferred Units issued, as of March 31, 2024	438,024	$4,847

Deferred Units issued, as of December 31, 2024	307,622	$3,733
Non-cash changes
Deferred Units issued	18,348	234
Fair value adjustments	—	271
Deferred units issued, as of March 31, 2025	325,970	$4,238

Unit-based compensation

The Equity Incentive Plan provides for awards of RUs, PUs and DTUs and other awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Units.

RUs and PUs are awarded to members of the senior executive team to align the interests of the senior executive team more closely with the interests of the Unitholders. RUs and PUs are denominated in notional units that entitles the participant to receive Units or, if so elected by the participant and subject to the approval of the Board of Trustees, cash measured by the value of the Units in the future. RUs vest in three equal instalments over a three-year period from the initial award and will be settled by Units issued from treasury or, if so elected by the participant and subject to the approval of the Board of Trustees, cash payable upon vesting. PUs will vest subject to performance criteria and targets established and set forth in the award agreements, and to the extent earned, will vest and become nonforfeitable on the third anniversary of the initial award. RUs and PUs earn additional RUs and PUs for distributions that would otherwise have been payable in cash. These additional RUs and PUs vest on the same basis as the initial RUs and PUs to which they relate.

The RUs and PUs are considered a financial liability due to the contractual obligation for the Trust to deliver Units at the option of the participant, subject to board approval. The RUs and PUs are measured at fair value at each reporting period using the closing market price of Units with changes in fair value recognized in Fair value adjustment to unit-based compensation in the condensed consolidated interim statement of net income and comprehensive income.

On March 15, 2024, the REIT granted 40,240 and 60,360 RUs and PUs, respectively, with a grant date fair value of $11.39 per Unit. On March 15, 2025, the REIT granted 43,743 and 65,614 RUs and PUs, respectively, with a grate date fair value of $12.36 per Unit.

On January 1, 2024, 31,010 RUs vested and were settled through the issuance of 17,225 Units with a weighted average Unit price of $11.87 with the remainder of RUs settled in cash for applicable income taxes. On March 15, 2024, 86,388 PUs vested resulting from a payout of 154% under the 2021 equity incentive plan. This vesting was settled through the issuance of 50,922 Units with a weighted average Unit price of $11.43 with the remainder settled in cash for applicable income taxes. On January 1, 2025, 34,354 RUs vested and were settled though the issuance of 19,610 Units with a weighted average Unit price of $12.16 with the remainder of RUs settled in cash for applicable income taxes. In March 2025, the PUs under the 2022 equity incentive plan did not vest, resulting in a payout of 0%.

For the three months ended March 31, 2025, unit-based compensation expense of $324 has been recognized in general and administrative expense ($233 for the three months ended March 31, 2024). A fair value loss of $336 for the three months ended March 31, 2025 has been recognized in fair value adjustment to unit-based compensation in the condensed consolidated interim statements of net loss and comprehensive loss ($333 loss for the three months ended March 31, 2024). As of March 31, 2025, 84,716 RUs and 186,903 PUs were unvested with a carrying amount of $1,055 recorded in accounts payable and other liabilities in the condensed consolidated interim financial statements. As of March 31, 2024, 72,492 RUs and 165,218 PUs were unvested with a carrying amount of $636 recorded in accounts payable and other liabilities in the condensed consolidated interim financial statements.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three months ended March 31, 2025 and March 31, 2024
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

	Equity Incentive Plans - Restricted Units
	2021	2022	2023	2024	2025	Total
Opening balance of units, as of January 1, 2024	9,192	15,568	42,098	-	-	66,858
Units granted	-	-	-	40,240	-	40,240
Distribution equivalents issued	-	327	1,113	1,326	-	2,766
Units forfeited	-	(397)	(3,606)	-	-	(4,003)
Units vested and settled	(9,192)	(7,786)	(14,032)	-	-	(31,010)
Closing balance of units, as of December 31, 2024	-	7,712	25,573	41,566	-	74,851
Units granted	-	-	-	-	43,743	43,743
Distribution equivalents issued	-	-	151	325	-	476
Units vested and settled	-	(7,712)	(12,788)	(13,854)	-	(34,354)
Closing balance of units, as of March 31, 2025	-	-	12,936	28,037	43,743	84,716

	Equity Incentive Plans - Performance Units
	2021	2022	2023	2024	2025	Total
Opening balance of units, as of January 1, 2024	63,244	46,469	63,143	-	-	172,856
Units granted	22,424	-	-	60,360	-	82,784
Distribution equivalents issued	720	2,006	2,492	1,991	-	7,209
Units forfeited	-	(1,787)	(8,114)	-	-	(9,901)
Units vested and settled	(86,388)	-	-	-	-	(86,388)
Closing balance of units, as of December 31, 2024	-	46,688	57,521	62,351	-	166,560
Units granted	-	-	-	-	65,614	65,614
Distribution equivalents issued	-	-	681	736	-	1,417
Non-vesting units	-	(46,688)	-	-	-	(46,688)
Closing balance of units, as of March 31, 2025	-	-	58,202	63,087	65,614	186,903

(25)	Subsequent events

On April 3, 2025, the REIT entered into a new receive-variable based USD-SOFR CME/pay fixed interest rate swap with a notional value of $150,000 at a fixed rate of 2.88% effective July 1, 2025, and maturing July 1, 2030, subject to the counterparty’s optional early termination date of July 1, 2027.

On February 27, 2025, the REIT announced that it had entered into agreements to sell an aggregate of nine properties, consisting of 2,701 apartment units, to AvalonBay Communities, Inc. (“AvalonBay” or “AVB”) (NYSE: AVB) for a stated aggregate contractual purchase price of $618,500 (collectively, the “Transaction”). Under the terms of the Transaction, the REIT agreed to sell six of the nine properties, comprising 1,844 apartment units located in Dallas, TX, to AVB for $431,500 (the “Contribution Transaction”). In exchange, the REIT received $193,000 in cash and the remaining consideration facilitated the exchange and cancellation of 15,000,000 of the Class B Units (approximately 75% of the previously outstanding Class B Units which were ultimately exchanged into equity of a newly formed “DownREIT” partnership entity of AVB). In connection with this portion of the Transaction, the contractual rights held by a subset of legacy holders of Class B Units, including consent rights over certain fundamental sale transactions, were eliminated. The Contribution Transaction closed subsequent to quarter end on April 30, 2025, and follows the closing of the Direct Asset Sale Transaction which occurred on March 31, 2025, which included the sale of three properties located in Austin, TX in exchange for $187,000 of cash (see Note 4(b)).